SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                 SCHEDULE 14D-9
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                SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
             SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

                   Wilder Richman Historic Properties II, L.P.
                            (Name of Subject Company)

                   Wilder Richman Historic Properties II, L.P.
                      (Name of Person(s) Filing Statement)

                      Units of Limited Partnership Interest
                         (Title of Class of Securities)

                                      None
                      (CUSIP Number of Class of Securities)

                          -----------------------------

                                  Gina K. Dodge
                 c/o Wilder Richman Historic Properties II, L.P.
                        599 West Putnam Avenue, 3rd Floor
                               Greenwich, CT 06830
                                 (203) 869-0900

                  (Name, Address and Telephone Number of Person
          Authorized to Receive Notice and Communications on Behalf of
                         the Person(s) Filing Statement)

                                   Copies to:

                             Abbe L. Dienstag, Esq.
                       Kramer Levin Naftalis & Frankel LLP
                                919 Third Avenue
                            New York, New York 10022
                                 (212) 715-9100
                          ----------------------------


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Item 1. Subject Company Information.

            The name of the subject company is Wilder Richman Historic Properties II, L.P., a Delaware limited partnership (the "Partnership"), and the address of the principal executive offices of the Partnership is c/o Wilder Richman Historic Corporation, 599 W. Putnam Avenue, Greenwich, CT 06830. The telephone number of the principal executive offices of the Partnership is (203) 869-0900. The general partner of the Partnership (the "General Partner") is Wilder Richman Historic Corporation.

            The title of the class of equity securities to which this Solicitation/Recommendation Statement (this "Statement") relates is the units of limited partnership interest of the Partnership (the "Units"). As of February 5, 2004, there were 800 Units issued and outstanding.

Item 2. Identity and Background of Filing Person.

            The Partnership is the filing person. The name, business address and business telephone number of the Partnership are set forth in Item 1 above.

            This Statement relates to the tender offer (the "Dixon Offer") by Dixon Mills Investor, LLC ("Dixon") to purchase 408 of the outstanding Units at a purchase price of $13,500 per Unit (the "Dixon Offer Price"), less the amount of any cash distributions declared or paid with respect to the Units between February 10, 2004 and March 10, 2004 or such other date to which the Dixon Offer may be extended, upon the terms and subject to the conditions set forth in an Offer to Purchase dated February 10, 2004, as amended February 18, 2004 (the "Offer to Purchase") and the related Agreement of Transfer and Letter of Transmittal (collectively with the Offer to Purchase, the "Offer Documents"). Dixon originally offered $13,250 per unit, but increased its offer price to $13,500 per unit on February 18, 2004. Among other things, it is a condition of the Dixon Offer that at least 408 Units be properly tendered, and at least a majority of the Unit Holders consent to an amendment of the limited partnership agreement of the Partnership to remove certain restrictions on transfer and allow Dixon to purchase all of the Units that it is seeking in the Dixon Offer, even though this would likely result in a deemed termination of the Partnership under Section 708 of the Internal Revenue Code of 1986, as amended.

            The Offer Documents indicate that the principal business address of Dixon is 350 Veterans Boulevard, Rutherford, NJ 07070.

Item 3. Past Contracts, Transactions, Negotiations and Agreements.

            The Partnership is a limited partnership and has no executive officers or directors. The Partnership is the indirect owner, through its interest in three operating limited partnerships, of a 433-unit apartment complex in Jersey City, New Jersey, known as Dixon Mill (the "Property"). The General Partner and certain of its affiliates receive certain compensation and fees in connection with the management and operations of the Property and the Partnership. WRMC, Inc., an affiliate of the General Partner, is a co-management agent of the Property. In connection with these services, WRMC, Inc. earned management fees of approximately $119,074 in 2002 and approximately $86,950 in the nine months ended September 30, 2003.


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Richman Asset Management, Inc., an affiliate of the General Partner, earned compensation in the amount of approximately $101,000 in 2002 and approximately $75,000 in the nine months ended September 30, 2003 for its performance in connection with investor services for the Partnership and its operating limited partnerships. If Dixon accepts all of the Units that it has offered to acquire in the Dixon Offer, it will hold a controlling interest of 51% of the outstanding Units and may remove the General Partner. See also "Potential Change in Control" in Item 4 below.

            Other than the foregoing, there are no material contracts, agreements, arrangements or understandings or any actual or potential conflicts of interest between the Partnership or its affiliates on the one hand and the Partnership, the General Partner (including the officers and directors of the General Partner) or any other affiliates of the Partnership on the other, except to the extent noted in Item 4 below and in Item 13 of the Partnership's Annual Report on Form 10-K (including the Financial Statements and notes thereto filed therewith, the "10-K") with respect to the fiscal year ended February 28, 2003, which is incorporated by reference as Exhibit 99.2 to this Schedule 14D-9.

            Dixon is an affiliate of Dixon Venture Corp., the operating general partner of the operating limited partnerships through which the Partnership indirectly owns the Property. Morris Property Management Ltd., an affiliate of Dixon ("Morris"), is the co-management agent of the Property. The members of Dixon, the shareholders of the operating general partner and the members of Morris are the same. Other than the foregoing, there are no material contracts, agreements, arrangements or understandings or any actual or potential conflicts of interest between the Partnership or its affiliates on the one hand and Dixon, its executive officers, directors or affiliates on the other.

Item 4. The Solicitation or Recommendation.

            This Statement relates to the recommendation by the Partnership with respect to the Dixon Offer. A letter to the holders of Units (the "Unit Holders") communicating the Partnership's views is filed as an exhibit hereto and is incorporated herein by reference.

            For the reasons set forth below and in the letter to Unit Holders, the Partnership and the General Partner are making no recommendation as to whether the Unit Holders should tender their Units in response to the Dixon Offer.

            In considering whether to tender Units, the Partnership believes that Unit Holders should carefully consider all of the surrounding circumstances and available information, including the considerations noted below.

            Everest Offer

            On January 22, 2004, Unit Holders received an offer (the "Everest Offer") of $13,000 per Unit from Everest Investors 14, LLC ("Everest"). In its offer to purchase, Everest stated that one of its purposes in making the Everest Offer was so that it could be in a position, together with its affiliates, to prevent any sale of the Property without its consent. On February 12, 2004, Everest announced that 48.5 Units were tendered in response to the Everest Offer. Everest also increased its offer price from $13,000 per Unit to $13,300 per Unit (the "Everest Offer Price") and announced a seven day extension of the Everest Offer to 5:00 p.m., Los Angeles time, on February 27, 2004, unless extended further. Everest also waived the condition that at least 317 Units tender before it accepts any Units for purchase.


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            Comparison of Everest Offer and the Dixon Offer

            Because of the considerations common to both the Dixon Offer and the Everest Offer discussed below, the General Partner made no recommendation whether Unit Holders should tender their Units. As between the Dixon Offer and the Everest Offer, Unit Holders should note the following considerations:

            The Dixon Offer currently is for a higher price per Unit then the Everest Offer. Less than one week after Everest raised the Everest Offer Price to $13,300 per Unit, Dixon raised the Dixon Offer Price from $13,250 per Unit to $13,500 per Unit.

            The Dixon Offer is for more Units than the Everest Offer. Everest has provided Unit Holders with the option of requiring it to accept all or none of their tendered Units. If the Everest Offer is over-subscribed and the Unit Holder selected this option, Everest will not accept any Unit s tendered by the Unit Holder. On the other hand, if the Unit Holder did not select this option, it is possible that the Unit Holder would retain a portion of its Units even if it had tendered all of its Units. Accordingly, if a substantial number of Units are tendered, Unit Holders may be more likely to be pro rated in the Everest Offer than in the Dixon Offer, so that Unit Holders that wish to receive cash for their Units may be able to sell more Units in the Dixon Offer.

            The Everest Offer expires earlier. Unless it is further extended, the Everest Offer will expire on Friday, February 27, 2004. Even without extension, the Dixon Offer will expire on Wednesday, March 10, 2004, almost two weeks later.

            The Everest Offer has fewer conditions. There is no minimum condition in the Everest Offer. Under the Dixon Offer, no Units will be acceptable for purchase unless 408 Units are properly tendered and not withdrawn. Therefore, there is a greater chance that no Units will be accepted for purchase in the Dixon Offer. Also, the Dixon Offer is conditioned on Dixon receiving the consent of a majority of the Unit Holders to an amendment to the limited partnership agreement of the Partnership that would allow Dixon to accept for purchase all 408 Units that it is seeking to acquire in the Dixon Offer. If the Everest Offer is fully subscribed, it would not be possible to satisfy the conditions to the Dixon Offer, since Everest and its affiliates would own more than 50% of the outstanding Units. If a Unit Holder were to decide not to tender in the Everest Offer because it believed that more Units might be accepted in the Dixon Offer, the success of the Everest Offer could foreclose the satisfaction of the conditions to the Dixon Offer and the Unit Holder could end up not tendering its Units in either offer.

            Possible Sale of the Property

            In 2002, the operating general partner received offers for the Property of approximately $33 million. The General Partner estimates that a sale at $33 million could result in net proceeds of approximately $13,000 per unit depending on the cash reserves on hand at the time of distribution. The General Partner has embarked upon a process to receive proposals for the sale of the Property in 2004 and will not know the highest proposed bid until the process is


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completed. It is possible that future offers for the Property could be made at higher prices and, if consummated, could result in distributions to investors in an amount in excess of the current offers. It is also possible that future offers could be at lower prices.

            In July 2003, the General Partner sought the consent of the Unit Holders to sell the Property. At that time, the Partnership had received offers of $32.9 million and $33 million. According to the terms of the limited partnership agreement of the Partnership, the consent of 51% of the Unit Holders is required to approve any proposed sale. Only 48% of the Unit Holders approved a sale. However, due to the significant percentage of Unit Holders that voted in favor of a sale, the General Partner has continued to review other sale options and, as stated above, has embarked upon a process to receive bids for all outstanding Units or for the sale of the Property. If Dixon accepts for purchase all 408 Units that it is offering to acquire in the Dixon Offer, Dixon will hold a controlling interest of 51% of the outstanding Units and any sale of the Property would require its consent. See also "Potential Change in Control" below.

            Assuming no significant further deterioration of the national or local economies, the General Partner is optimistic about the long term prospects of the Property, subject to the risk factors described in the 10-K.

            Price

            If a Unit Holder does not tender its Units, and either another tender offer is made at a higher price (the Dixon Offer is the third tender offer for Units in two months) or a sale of the Property is completed, the Unit Holder could receive an amount of cash that exceeds the prices currently being offered for Units. The factors on which another offer or sale price depends would likely include the results of a potential buyer's diligence, conditions in the housing market in which the Property is located, interest rates and other financing costs and general business and economic conditions. The size of the distribution would also depend on the amount of cash the Property had generated for the Partnership from operations prior to sale, which amount is expected to be larger the later in the year a sale were to occur.

            Partnership Distributions

            If a Unit Holder does tender all of its Units, the Unit Holder will not receive any cash distributions. The Partnership receives cash distributions from the operating limited partnerships in which it is invested, which in turn depend on the operating cash flow of the Property. Last year, the Partnership made a cash distribution of $1,325 per Unit, or approximately 10% of the price per Unit offered in the current offers. The operating General Partner has indicated that it intends to make an annual analysis of cash flow performance when considering the amount of cash distributions to the Partnership. However, the Partnership can provide no assurance of the amount or timing of future distributions from operating cash flow.

            A Unit Holder will not receive any distributions from the Partnership for Units accepted for purchase in the current offers. If the Partnership were to make a distribution after an offeror became the owner of the Units, the offeror would receive that distribution. If the Partnership were to make a distribution prior to the time that an offeror became the owner of the


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Units, the per Unit amount of cash paid in either offer will be reduced by the per Unit amount of the distribution.

            Proration

            Neither the Dixon Offer nor the Everest offer is for all of the outstanding Units and may be over-subscribed. Unit Holders should therefore be aware that not all Units tendered may be accepted for payment. Unit Holders who do not tender all of their Units, or who tender all of their Units but have only a portion that are accepted for payment, would remain limited partners of the Partnership in respect of the Units that they continue to hold.

            Tax Consequences

            All Unit Holders are advised to consult with their own tax advisers concerning the tax consequences of tendering Units. Unit Holders should be aware that there could be different tax consequences depending upon whether all or only some of their Units are purchased in the Dixon Offer. If a Unit Holder sells only a portion of its Units, the tendering Unit Holder would only be able to utilize suspended losses in the year of the sale to the extent of any gain on sale, as described in the Offer Documents. If a Unit Holder's entire interest is sold, any suspended losses from the Partnership would be deductible from ordinary income (subject to any other applicable limitation). There will be other tax consequences to individual Unit Holders and those tax consequences could vary significantly for each Unit Holder based on such Unit Holder's unique tax situation or other circumstances. If the Dixon Offer is consummated and the consent solicitation is successful, the Partnership may be considered terminated within the meaning of Section 708 of the Internal Revenue Code of 1986, as amended, which may have an adverse effect on Unit Holders who do not sell their Units in the Dixon Offer or who retain a portion of their Units after giving effect to proration.

            Potential Change in Control

            The offeror in each of the current offers is seeking to acquire a controlling percentage of the outstanding Units. The Dixon Offer is contingent on Dixon acquiring 51% of outstanding Units in the Dixon Offer. The Everest Offer seeks to acquire a number of Units that, when combined with the Units already held by its Affiliate, would be in excess of 50% of the outstanding Units. If either offeror acquires a majority of the Units, it will be able control the outcome of any vote requiring the approval of a majority of Unit Holders, including the approval of a future sale of the Property and the removal of the General Partner.

            Reasons for Not Making a Recommendation

            If a Unit Holder tenders its Units for cash now, and the full Unit is purchased, the Unit Holder, while foregoing the potential for a higher purchase price or annual cash distributions from operations, will avoid the risk that the Property may not be sold in the near future or that future annual distributions may not be made. Also, Unit Holders may have different views over whether to take an assured amount of cash now or to receive potentially higher tender offers or additional distributions, including if the Property is sold. The Partnership and the General Partner believe that Unit Holders should make their own decision on whether to tender based upon their personal investment strategy, their current need for investment liquidity, the degree of risk that they wish to assume regarding the possibility of a sale of the Property, the individual tax consequences of tendering in any offer or continuing to hold the Units and other relevant personal considerations.

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

            The Partnership urges all Unit Holders to carefully consider all the information contained herein and consult with their own advisors, tax, financial or otherwise, in evaluating the terms of each offer before deciding whether to tender Units. No independent person has been retained by the Partnership to evaluate or render any opinion with respect to the fairness of any price being offered for the Units.

            No Intent to Tender or Consent

            To the knowledge of the Partnership, the General Partner and the current and former executive officers, directors and affiliates of the General Partner and the Partnership do not intend to (i) tender pursuant to the Dixon Offer or the Everest Offer any Units beneficially owned by them or (ii) consent to the amendment of the limited partnership agreement of the Partnership as described in the consent solicitation distributed by Dixon on February 10, 2004.

Item 5. Persons/Assets Retained, Employed, Compensated, or Used.

            Neither the Partnership nor any person acting on its behalf has employed, retained or compensated, or intends to employ, retain or compensate, any person or class of persons to make solicitations or recommendation to Unit Holders on the Partnership's behalf concerning the Dixon Offer.

Item 6. Interest in Securities of the Subject Company.

            No transactions in the Units have been affected during the past 60 days by the Partnership or the General Partner or, to the knowledge of the Partnership, by any of the current or former executive officers, directors or affiliates of the General Partner or the Partnership.

Item 7. Purposes of the Transaction and Plans or Proposals.

            The Partnership is not currently involved in any negotiation with Dixon with respect to the Dixon Offer regarding a tender offer for or other acquisition of securities by or of the Partnership. Other than the disclosure in
Item 4, the Partnership is not engaged in any negotiation, in response to the Dixon Offer or otherwise, which relates to or would result in: (i) an extraordinary transaction, such as a merger or reorganization, involving the Partnership; (ii) a purchase, sale or transfer of a material amount of assets of the Partnership or any of its subsidiaries; or (iii) any material change in the present capitalization or distribution policy of the Partnership.

            There are no transactions, agreements in principle or signed contracts entered into by or with Dixon in response to the Dixon Offer that relate to one or more events referred to in the first paragraph of this Item 7.


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Item 8. Additional Information.

            In a recent tender offer, Unit Holders were offered $11,500 per Unit from Mackenzie Patterson Fuller, Inc. This tender offer will expire, unless extended, on February 25, 2004 and seeks up to 32 Units, or approximately 4% of the outstanding Units.

            In 2003, Unit Holders were offered $9,200 per Unit from Millenium Management, LLC, an affiliate of Everest. A total of 80 Units were sought in the tender offer, but only 66.3 Units, or approximately 8.3% of the outstanding Units, were tendered and accepted for purchase upon its expiration on July 9, 2003.

            Unit Holders were also offered $3,000 per Unit from Peachtree Partners last year, pursuant to which 3.6 Units were tendered and accepted for purchase. Peachtree Partners made a subsequent offer for Units at a price of $5,000 per Unit, but no additional Units were tendered.

Item 9. Exhibits.

            99.1 Form of letter to Unit Holders of the Partnership dated February 25, 2004.

            99.2 The Partnership's Annual Report on Form 10-K, for fiscal year ended February 28, 2003 (filed with the SEC (File No. 000-17793) on June 17, 2003, and incorporated herein by reference).



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                                    SIGNATURE

            After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 25, 2004

                                    WILDER RICHMAN HISTORIC PROPERTIES II, L.P.

                                    By:   Wilder Richman Historic Corporation
                                          General Partner


                                    By: /s/ Richard P. Richman
                                       ---------------------------------
                                       Richard P. Richman
                                       President




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                                  EXHIBIT INDEX

EXHIBIT NO.       DESCRIPTION
-----------       -----------

99.1              Letter to Unit Holders from the  Partnership  dated February
                  25, 2004.

99.2 The Partnership's Annual Report on Form 10-K, for fiscal year ended February 28, 2003 (filed with the SEC (File No. 000-17793) on June 17, 2003 and incorporated herein by reference).




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